Exhibit 99.1

PRESS RELEASE

VINFAST AND BLACK SPADE ACQUISITION CO COMPLETE BUSINESS COMBINATION

•	VinFast’s Ordinary Shares and Warrants to Begin Trading on the Nasdaq on August 15, 2023 under Ticker Symbols “VFS” and “VFSWW,” respectively.

August 14, 2023 - VinFast Auto Ltd. (“VinFast”) and Black Spade Acquisition Co (NYSE: BSAQ) (“Black Spade”) today announced the completion of their previously announced business combination (the “Business Combination”). The listed company following the Business Combination is VinFast Auto Ltd., and its shares and warrants will commence trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbols “VFS” and “VFSWW,” respectively, on August 15, 2023.

The announcement of the completion of the Business Combination comes after Black Spade’s shareholders voted to approve the transaction on August 10, 2023. As a result of the Business Combination, Black Spade became a wholly owned subsidiary of VinFast and is expected to be delisted from the NYSE American LLC.

Madame Thuy Le, Global CEO of VinFast Auto Ltd., said: “Becoming a U.S-listed company marks a significant milestone in VinFast’s global expansion. More than just a transaction on the stock market, going public reflects a powerful vote of confidence in our vision and potential, and fulfills our pledge to make smart, safe and environmentally friendly electric vehicles accessible to everyone. I sincerely appreciate the wonderful collaboration with Black Spade as our respected partners who are joining us in our ‘boundless together’ journey towards a greener future for us and future generations.”

Mr. Dennis Tam, Chairman and Co-CEO, Black Spade Acquisition Co, shared, “We are very pleased to announce the successful completion of the Business Combination with VinFast, an exceptionally fast-growing and scalable company in the electric vehicle (“EV”) sector. VinFast has developed an engaging array of smart, safe, and eco-friendly EV models. We are confident that VinFast will maintain its commitment to offering high-quality products accompanied by outstanding after-sales services. A listing on the Nasdaq will enhance VinFast’s global outreach by facilitating even wider access to capital. Driven by a shared aspiration to shape a better future through innovation, we anticipate our collaboration with VinFast to bring about a fresh chapter of sustainable mobility.”

Additional information about the transaction, including a copy of the business combination agreement, is available in Black Spade’s Current Report on Form 8-K, filed on May 12, 2023 with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

More information about the transaction is available in VinFast’s registration statement on Form F-4 which includes BSAQ’s proxy statement and VinFast’s prospectus in relation to the business combination, which was first filed with the SEC on June 15, 2023.

Representatives of VinFast and Black Spade

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About VinFast

VinFast – a member of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures and exports a portfolio of electric SUVs, e-scooters and e-buses across Vietnam, the United States, and, soon, Europe. Learn more at www.vinfastauto.us.

About Black Spade Acquisition Co

Black Spade Acquisition Co (“BSAQ”) is a blank check company incorporated for the purpose of effecting a business combination (Special Purpose Acquisition Company). BSAQ was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio. Learn more at: https://www.blackspadeacquisition.com.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the transaction between VinFast Auto Ltd. (the “Company”) and Black Spade Acquisition Co (“Black Spade”), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or Black Spade’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Black Spade, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that investors of the Company may not receive the same benefits as an investor in an underwritten public offering, (ii) the risk that the Black Spade securities may experience a material price decline after the transaction, (iii) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on the Company’s business, (iv) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (v) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (vi) the ability of the Company to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (vii) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (viii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (ix) risks associated with being a new entrant in the EV industry, (x) the risks that the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xi) the Company’s ability to successfully introduce and market new products and services, (xii) competition in the automotive industry, (xiii) the Company’s ability to adequately control the costs associated with its operations, (xiv) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xvi) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xvii) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xviii) the demand for, and consumers’ willingness to adopt EVs, (xix) the availability and accessibility of EV charging stations or related infrastructure, (xx) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxi) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxii) battery packs failures in the Company or its competitor’s EVs, (xxiii) failure of the Company’s business partners to deliver their services, (xxiv) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxv) the risk that the Company’s research and development efforts may not yield expected results, (xxvi) risks associated with autonomous driving technologies, (xxvii) product recalls that the Company may be required to make, (xxviii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxix) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates and (xxx) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, Black Spade’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2023, which was filed with the SEC on May 15, 2023, and other documents filed by the Company and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Black Spade gives any assurance that either the Company or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade or any other person that the events or circumstances described in such statement are material.

Contact

VinFast Auto Ltd.

Investor Relations	Email: ir@vinfastauto.com

Black Spade Acquisition Co

Investor Relations	Email: ir@blackspadeacquisition.com

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